FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated July 31, 2014
2.	Financial results for the quarter ended June 30, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: July 31, 2014	By:	/s/ Ranganath Athreya
		Name :	Ranganath Athreya
		Title :	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries

News Release	July 31, 2014

Performance Review: Quarter ended June 30, 2014

•
17% year-on-year increase in standalone profit after tax to Rs. 2,655 crore (US$ 441 million) for the quarter ended June 30, 2014 (Q1-2015) from Rs. 2,274 crore (US$ 378 million) for the quarter ended June 30, 2013 (Q1-2014)

•	Operating profit increased by 18% to Rs. 4,517 crore (US$ 751 million) for Q1-2015 from Rs. 3,814 crore (US$ 634 million) for Q1-2014

•	26% year-on-year increase in retail advances at June 30, 2014

•	Year-on-year growth of 15% in current and savings account (CASA) deposits; CASA ratio at 43.0% at June 30, 2014

•	Net interest margin improved to 3.40% in Q1-2015 compared to 3.27% in Q1-2014

•	Total capital adequacy of 17.39% and Tier-1 capital adequacy of 12.62% at June 30, 2014, including profits for Q1-2015

•	Consolidated profit after tax was Rs. 2,832 crore (US$ 471 million) for Q1-2015

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended June 30, 2014.

Profit & loss account

•
Standalone profit after tax increased by 17% to Rs. 2,655 crore (US$ 441 million) for the quarter ended June 30, 2014 (Q1-2015) from Rs. 2,274 crore (US$ 378 million) for the quarter ended June 30, 2013 (Q1-2014).

•	Net interest income increased 18% to Rs. 4,492 crore (US$ 746 million) in Q1-2015 from Rs. 3,820 crore (US$ 635 million) in Q1-2014.

•	Non-interest income increased by 15% to Rs. 2,850 crore (US$ 474 million) in Q1-2015 from Rs. 2,484 crore (US$ 413 million) in Q1-2014.

•	Cost-to-income ratio reduced to 38.4% in Q1-2015 from 39.4% in Q1- 2014.

•	Provisions were at Rs. 726 crore (US$ 121 million) in Q1-2015 compared to Rs. 593 crore (US$ 99 million) in Q1-2014.

•	Consolidated profit after tax increased by 3% to Rs. 2,832 crore (US$ 471 million) for Q1-2015 from Rs. 2,747 crore (US$ 457 million) for Q1-2014.

Operating review

The Bank has continued with its strategy of pursuing profitable growth. The Bank continued to grow its retail franchise and has seen healthy growth in retail assets and deposits. The Bank continued to strengthen its deposit franchise with healthy mobilisation of current and savings account (CASA) deposits, leveraging its increased branch network and technology initiatives. At June 30, 2014, the Bank had 3,763 branches, the largest branch network among private sector banks in the country. The Bank’s ATM network increased to 11,447 ATMs at June 30, 2014 compared to 10,902 at June 30, 2013.

Credit growth

Total advances increased by 15% year-on-year to Rs. 347,067 crore (US$ 57.7 billion) at June 30, 2014 from Rs. 301,370 crore (US$ 50.1 billion) at June 30, 2013. The year-on-year growth in domestic advances was 17%. The Bank has continued to see healthy growth in its retail disbursements resulting in a year-on-year growth of 26% in the retail portfolio at June 30, 2014.

Deposit growth

At June 30, 2014, savings account deposits increased by 16% year-on-year to Rs. 102,736 crore (US$ 17.1 billion) while current account deposits increased by 13% year-on-year to Rs. 41,678 crore (US$ 6.9 billion). The Bank’s CASA ratio was 43.0% at June 30, 2014. The average CASA ratio for Q1-2015 was 39.5% compared to 39.0% for Q1-2014. Total deposits increased by 15% year-on-year to Rs. 335,767 crore (US$ 55.8 billion) at June 30, 2014.

Capital adequacy

The Bank’s capital adequacy at June 30, 2014 as per Reserve Bank of India’s guidelines on Basel III norms was 17.00% and Tier-1 capital adequacy was 12.23%, well above regulatory requirements. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for June 30, 2014 do not include the profits for the quarter ended June 30, 2014. Including the profits for Q1-2015, the capital adequacy ratio for the Bank as per Basel III norms would have been 17.39% and the Tier I ratio would have been 12.62%.

Asset quality

Net non-performing assets at June 30, 2014 were Rs. 3,474 crore (US$ 577 million) compared to Rs. 3,301 crore (US$ 549 million) at March 31, 2014 and Rs. 2,472 crore (US$ 411 million) at June 30, 2013. The net non-performing asset ratio was 0.87% at June 30, 2014 compared to 0.82% at March 31, 2014 and 0.69% at June 30, 2013. The Bank’s provision coverage ratio, computed in accordance with RBI guidelines, was 68.4% at June 30, 2014. Net loans to companies whose facilities have been restructured were Rs. 11,265 crore (US$ 1.9 billion) at June 30, 2014 compared to Rs. 10,558 crore (US$ 1.8 billion) at March 31, 2014 and Rs. 5,915 crore (US$ 983 million) at June 30, 2013.

Consolidated results

Consolidated profit after tax increased to Rs. 2,832 crore (US$ 471 million) for Q1-2015 from Rs. 2,747 crore (US$ 457 million) for Q1-2014. The annualised consolidated return on equity was 14.6% in Q1-2015.

Insurance subsidiaries

ICICI Prudential Life Insurance Company’s (ICICI Life) profit after tax for Q1-2015 was Rs. 382 crore (US$ 63 million) compared to Rs. 364 crore (US$ 60 million) for Q1-2014. ICICI Life’s annualised premium equivalent (APE) was Rs. 659 crore (US$ 110 million) in Q1-2015 compared to Rs. 541 crore (US$ 90 million) in Q1-2014. During Q1-2015, ICICI Life has seen an increase in its assets under management to Rs. 86,110 crore (US$ 14.3 billion).

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during April-May 2014. The gross premium income of ICICI General was Rs. 1,847 crore (US$ 307 million) in Q1-2015 compared to Rs. 1,859 crore (US$ 309 million) in Q1-2014. ICICI General’s profit after tax for Q1-2015 was Rs. 72 crore (US$ 12 million) compared to Rs. 203 crore (US$ 34 million) in Q1-2014. The decrease in profit after tax on a year-on-year basis was due to lower realised investment income in Q1-2015.

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
Rs. crore
	Q1-2014	Q4-2014		Q1-2015		FY2014
Net interest income	3,820	4,357		4,492		16,475
Non-interest income	2,484	2,976		2,850		10,428
- Fee income	1,793	1,974		1,936		7,758
- Lease and other income	288	757	1	526	1	1,653	1
- Treasury income	403	245		388		1,017
Less:
Operating expense	2,491	2,879		2,825		10,309
Operating profit	3,814	4,454		4,517		16,594
Less: Provisions	593	714		726		2,626
Profit before tax	3,221	3,740		3,791		13,968
Less: Tax2	947	1,088		1,136		4,158
Profit after tax	2,274	2,652		2,655		9,810
1.	Includes foreign exchange gain on repatriation of retained earnings from overseas branches of Rs. 222 crore in Q4-2014 and Rs. 103 crore in Q1-2015.
2.
The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The Reserve Bank of India (RBI), through its circular dated December 20, 2013, had advised banks to create deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with RBI guidelines, during the year ended March 31, 2014 the Bank created DTL of Rs. 1,419 crore on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, DTL of Rs. 95 crore has been created for the three months ended June 30, 2014 on the estimated amount to be transferred to Special Reserve (June 30, 2013: Nil) and DTL of Rs. 89 crore and Rs. 304 crore was created for the three months and year ended March 31, 2014 respectively on the amount transferred to Special Reserve. Accordingly, the tax expense for the three months ended June 30, 2014 is higher by Rs. 95 crore (June 30, 2013: Nil) and for the three months and year ended March 31, 2014 the tax expense is higher by Rs. 89 crore and Rs. 304 crore respectively.

3.	Prior period figures have been regrouped/re-arranged where necessary.

Summary Balance Sheet

Rs. crore
	June 30, 2013	June 30, 2014	March 31, 2014
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,154	1,156	1,155
Employee stock options outstanding	5	7	7
Reserves and surplus	68,920	74,736	72,052
Deposits	291,185	335,767	331,914
Borrowings (includes subordinated debt)1	155,920	145,946	154,759
Other liabilities	31,375	30,743	34,755
Total Capital and Liabilities	548,559	588,355	594,642

Assets
Cash and balances with Reserve Bank of India	19,408	20,256	21,822
Balances with banks and money at call and short notice	13,279	21,945	19,708
Investments	174,625	170,153	177,022
Advances	301,370	347,067	338,703
Fixed assets	4,657	4,671	4,678
Other assets	35,220	24,263	32,709
Total Assets	548,559	588,355	594,642
1.      Borrowings include preference share capital of Rs. 350 crore.
2.      Prior period figures have been regrouped/re-arranged where necessary.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 60.18

Auditors’ Report on Quarterly Financial Results of ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement

To The Board of Directors of
ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 30 June 2014, attached herewith, being submitted by the Bank pursuant to the requirement of Clause 41 of the Listing Agreement, except for (a) the disclosures regarding ‘Public Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us and (b) disclosures relating to ‘Pillar 3 under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the quarterly financial results and have not been audited by us. These quarterly financial results have been prepared on the basis of the condensed interim financial statements, which are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial results based on our audit of such condensed interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued under the Companies (Accounting Standards) Rules, 2006 which continue to apply under section 133 of the Companies Act 2013, provisions of Section 29 of the Banking Regulation Act,1949, circulars and guidelines issued by Reserve Bank of India from time to time and other accounting principles generally accepted in India.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
For the purpose of our audit as stated in paragraph 2 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong and Dubai branches of the Bank, whose financial statements reflect total assets of Rs. 1,543,720 million as at 30 June 2014, total revenues of Rs. 16,673 million for the three months period ended 30 June 2014 and net cash inflows amounting to Rs. 13,884 million for the three months period ended 30 June 2014. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors.

Auditors’ Report on Quarterly Financial Results of ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement (Continued)

ICICI Bank Limited

4.	In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results:

i)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

ii)	give a true and fair view of the net profit for the three months period ended 30 June 2014.

5.
Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Bank in terms of Clause 35 of the Listing Agreement and found the same to be correct.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

/s/ Vijay Mathur

Vijay Mathur
Mumbai	Partner
31 July 2014	Membership No: 046476

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
				Three months ended			Year ended
Sr.	Particulars			June 30, 2014	March 31, 2014	June 30, 2013	March 31, 2014
no.				(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			11,766.90	11,489.25	10,420.68	44,178.15
	a)	Interest/discount on advances/bills		8,392.18	8,271.59	7,195.64	31,427.93
	b)	Income on investments		2,977.19	2,911.17	2,884.63	11,557.05
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		49.27	61.62	57.71	199.98
	d)	Others		348.26	244.87	282.70	993.19
2.	Other income			2,849.81	2,976.09	2,484.29	10,427.87
3.	TOTAL INCOME (1)+(2)			14,616.71	14,465.34	12,904.97	54,606.02
4.	Interest expended			7,275.01	7,132.73	6,600.21	27,702.59
5.	Operating expenses (e)+(f)			2,824.98	2,879.12	2,490.60	10,308.86
	e)	Employee cost		1,246.86	1,262.26	1,089.43	4,220.11
	f)	Other operating expenses		1,578.12	1,616.86	1,401.17	6,088.75
6.	TOTAL EXPENDITURE (4)+(5)			10,099.99	10,011.85	9,090.81	38,011.45
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)			4,516.72	4,453.49	3,814.16	16,594.57
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			726.08	713.78	593.18	2,626.40
9.	Exceptional items			..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)			3,790.64	3,739.71	3,220.98	13,968.17
11.	Tax expense (g)+(h)			1,135.34	1,087.70	946.77	4,157.69
	g)	Current period tax		1,164.85	926.17	985.38	3,844.50
	h)	Deferred tax adjustment		(29.51)	161.53	(38.61)	313.19
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)			2,655.30	2,652.01	2,274.21	9,810.48
13.	Extraordinary items (net of tax expense)			..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)			2,655.30	2,652.01	2,274.21	9,810.48
15.	Paid-up equity share capital (face value Rs. 10/- each)			1,156.22	1,155.04	1,154.11	1,155.04
16.	Reserves excluding revaluation reserves			74,735.47	72,051.71	68,920.31	72,051.71
17.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.04	0.03	0.01	0.03
	ii)	Capital adequacy ratio (Basel III)		17.00%	17.70%	17.04%	17.70%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)	22.98	22.97	19.71	84.99
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)	22.80	22.87	19.61	84.65
18.	NPA Ratio1
	i)	Gross non-performing advances (net of write-off)		10,843.30	10,505.84	10,009.41	10,505.84
	ii)	Net non-performing advances		3,428.52	3,297.96	2,462.76	3,297.96
	iii)	% of gross non-performing advances (net of write-off) to gross advances		3.05%	3.03%	3.23%	3.03%
	iv)	% of net non-performing advances to net advances		0.99%	0.97%	0.82%	0.97%
19.	Return on assets (annualised)			1.83%	1.86%	1.75%	1.78%
20.	Public shareholding
	i)	No. of shares		1,156,011,729	1,154,832,769	1,154,054,737	1,154,832,769
	ii)	Percentage of shareholding		100	100	100	100
21.	Promoter and promoter group shareholding
	i)	Pledged/encumbered
		a)	No. of shares	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..
	ii)	Non-encumbered
		a)	No. of shares	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..
1
At June 30, 2014, the percentage of gross non-performing customer assets to gross customer assets was 2.69% and net non-performing customer assets to net customer assets was 0.87%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs. in crore)
	At
Particulars	June 30, 2014	March 31, 2014	June 30, 2013
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,156.22	1,155.04	1,154.11
Employees stock options outstanding	6.90	6.57	5.00
Reserves and surplus	74,735.47	72,051.71	68,920.31
Deposits	335,767.40	331,913.66	291,185.04
Borrowings (includes preference shares and subordinated debt)	145,946.11	154,759.05	155,920.24
Other liabilities and provisions	30,742.54	34,755.55	31,374.26
Total Capital and Liabilities	588,354.64	594,641.58	548,558.96

Assets
Cash and balances with Reserve Bank of India	20,255.72	21,821.82	19,407.83
Balances with banks and money at call and short notice	21,944.85	19,707.77	13,278.51
Investments	170,153.11	177,021.81	174,625.12
Advances	347,066.97	338,702.65	301,370.30
Fixed assets	4,670.57	4,678.14	4,657.26
Other assets	24,263.42	32,709.39	35,219.94
Total Assets	588,354.64	594,641.58	548,558.96

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
		Three months ended			Year ended
Sr. no.	Particulars	June 30, 2014	March 31, 2014	June 30, 2013	March 31, 2014
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	20,097.76	21,652.96	18,351.85	79,563.85
2.	Net profit	2,832.01	2,724.26	2,747.39	11,041.37
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three months) (in Rs.)	24.51	23.59	23.81	95.65
	b) Diluted EPS (not annualised for three months) (in Rs.)	24.29	23.47	23.64	95.14

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rs. in crore)
		Three months ended			Year ended
Sr. no.	Particulars	June 30, 2014	March 31, 2014	June 30, 2013	March 31, 2014
		(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	7,673.74	7,220.65	6,336.94	27,411.60
b	Wholesale Banking	8,109.64	8,180.87	7,701.56	32,402.48
c	Treasury	10,542.05	10,534.60	9,420.03	39,268.26
d	Other Banking	416.98	313.54	164.45	936.34
	Total segment revenue	26,742.41	26,249.66	23,622.98	100,018.68
	Less: Inter segment revenue	12,125.70	11,784.32	10,718.01	45,412.66
	Income from operations	14,616.71	14,465.34	12,904.97	54,606.02
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	463.42	321.57	323.12	1,829.52
b	Wholesale Banking	1,573.88	1,634.67	1,490.59	6,588.63
c	Treasury	1,606.96	1,715.54	1,296.58	5,252.27
d	Other Banking	146.38	67.93	110.69	297.75
	Total segment results	3,790.64	3,739.71	3,220.98	13,968.17
	Less: Inter segment adjustment	..	..	..	..
	Unallocated expenses	..	..	..	..
	Profit before tax	3,790.64	3,739.71	3,220.98	13,968.17
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(141,374.39)	(139,706.24)	(130,374.72)	(139,706.24)
b	Wholesale Banking	146,394.84	137,829.58	128,817.69	137,829.58
c	Treasury	66,921.13	69,446.71	63,289.56	69,446.71
d	Other Banking	681.31	970.07	2,429.60	970.07
h	Unallocated	3,275.70	4,673.20	5,917.29	4,673.20
	Total	75,898.59	73,213.32	70,079.42	73,213.32

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.

2.
"Retail Banking" includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	"Treasury" includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on July 31, 2014.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.
3.
Pillar 3 (Market Discipline) disclosures (unaudited) as per RBI guidelines on Composition of Capital Disclosure Requirements at June 30, 2014 for the Group are available at http://www.icicibank.com/aboutus/invest-disclosure.html.

4.
Other income includes foreign exchange gain of Rs. 103.09 crore and Rs. 222.25 crore on repatriation of retained earnings from the overseas branches for the three months ended June 30, 2014 and for three months ended and year ended March 31, 2014.

5.
The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The Reserve Bank of India (RBI), through its circular dated December 20, 2013, had advised banks to create deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with RBI guidelines, during the year ended March 31, 2014 the Bank created DTL of Rs. 1,419.23 crore on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, DTL of  Rs. 94.53 crore has been created for the three months ended June 30, 2014 on the estimated amount to be transferred to Special Reserve (June 30, 2013: Nil) and DTL of Rs. 89.28 crore and Rs. 304.26 crore was created for the three months and year ended March 31, 2014 respectively on the amount transferred to Special Reserve. Accordingly, the tax expense for the three months ended June 30, 2014 is higher by Rs. 94.53 crore (June 30, 2013: Nil) and for the three months and year ended March 31, 2014 the tax expense is higher by Rs. 89.28 crore and Rs. 304.26 crore respectively.

6.	During the three months ended June 30, 2014, the Bank has allotted 1,178,960 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
7.	Status of equity investors' complaints/grievances for the three months ended June 30, 2014:

Opening balance	Additions	Disposals	Closing balance
0	21	21	0

8.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
9.
The above unconsolidated financial results for the three months June 30, 2014 are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants. The unconsolidated financial results for the three months ended June 30, 2013 and for the three months and year ended March 31, 2014 have been audited by another firm of chartered accountants.

10.	The amounts for three months ended March 31, 2014 are balancing amounts between the amounts as per the audited accounts for the year ended March 31, 2014 and nine months ended December 31, 2013.
11.	Rs. 1 crore = Rs. 10.0 million.

Place:	Mumbai	N. S. Kannan
Date:	July 31, 2014	Executive Director